March 25, 2011

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:    PASSUR AEROSPACE, INC.
       FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2010
       FILED ON JANUARY 31, 2011
       FILE NO. 000-07642

Dear Mr. Gilmore:

This letter is in response to your letter dated March 11, 2011 to Jeffrey P. Devaney, Chief Financial Officer, Treasurer and Secretary of PASSUR Aerospace, Inc. ("PASSUR" or the "Company"). Our responses to your comments are set forth below.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2010

GENERAL

1. WE NOTE THAT YOU ISSUED A PRESS RELEASE DATED JANUARY 31, 2011 ENTITLED "PASSUR AEROSPACE REPORTS REVENUE INCREASE OF 22% FOR FISCAL YEAR 2010," WHICH CONTAINED HIGHLIGHTS OF YOUR BUSINESS ACTIVITIES IN FISCAL 2010. IN FUTURE FILINGS OF YOUR ANNUAL REPORT ON FORM 10-K, PLEASE INCLUDE MATERIAL DETAILS REGARDING THE MAJOR BUSINESS ACTIVITIES THAT OCCURRED DURING YOUR FISCAL YEAR, SUCH AS THOSE FOUND IN THIS PRESS RELEASE.

COMPANY RESPONSE:

In future filings of its reports on Form 10-K and Form 10-Q, the Company will include, as applicable, material details regarding the Company's major business activities that occurred during the Company's fiscal year, such as those found in this press release dated January 31, 2011.

ITEM 1. BUSINESS

DEPENDENCE ON CERTAIN CUSTOMERS, PAGE 11

2. WE NOTE THAT TWO CUSTOMERS ACCOUNTED FOR 23% AND 22% OF TOTAL REVENUES FOR FISCAL YEARS 2010 AND 2009, RESPECTIVELY. PLEASE ADDITIONALLY CONSIDER DISCLOSING HOW MUCH OF TOTAL REVENUES EACH OF THESE TWO CUSTOMERS ACCOUNTED FOR. PLEASE ALSO CONSIDER DISCLOSING, IF MATERIAL, THE NAME OF ANY 10% CUSTOMER.

COMPANY RESPONSE:

The Company has refrained from disclosing the names of its 10% customers because it believes that such information is not material and disclosing the names would be a competitive disadvantage for the Company.

In future filings of its annual report on Form 10-K in which material details regarding major customer revenues are disclosed, the Company intends to include disclosure similar to the following:

Two customers accounted for 23% and 22% of total revenues for fiscal years 2010 and 2009, respectively. One customer accounted for 12% of total revenues, or $1,313,000, and one customer accounted for 11% of total revenues, or $1,213,000, for fiscal year 2010. One customer accounted for 11% of total revenues, or $997,000, and one customer accounted for 10% of total revenues, or $907,000, for fiscal year 2009.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

REVENUES, PAGE 20

3. IN YOUR DISCUSSION OF RESULTS OF OPERATIONS, YOU OFTEN REFER TO TWO OR MORE FACTORS THAT CONTRIBUTED TO A MATERIAL CHANGE IN REVENUES OR EXPENSES WITHOUT QUANTIFYING THE FACTORS. FOR EXAMPLE YOU INDICATE THAT THE INCREASE IN REVENUES "WAS PRIMARILY DUE TO NEW CUSTOMERS SUBSCRIBING TO THE COMPANY'S SUITE OF SOFTWARE APPLICATIONS, AS WELL AS NEW CUSTOMERS ENGAGING THE COMPANY TO PERFORM PROFESSIONAL SERVICES." PLEASE TELL US HOW YOU CONSIDERED QUANTIFYING THE AMOUNTS THAT EACH OF THESE FACTORS CONTRIBUTED TO THE TOTAL REVENUE INCREASE. THIS COMMENT ALSO APPLIES TO YOUR DISCUSSION OF COST OF REVENUES AND OTHER EXPENSES. PLEASE REFER TO SEC RELEASE 33-8350.

COMPANY RESPONSE:

In future filings of its reports on Form 10-K and Form 10-Q, the Company intends to quantify the amounts that contribute to a material change in revenues or expenses, such as the following disclosure that was included in the Company's Form 10-Q for the quarterly period ended January 31, 2011:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues

Revenues increased by $1,187,000, or 51%, to $3,510,000 as compared to the same period in fiscal year 2010. New customer subscriptions and existing customer upgrades to the Company's suite of software applications accounted for 68% of this increase, and new customer engagements for professional services accounted for 32% of this increase.

Cost of Revenues

Cost of revenues increased by $551,000, or 58%, for the three months ended January 31, 2011 as compared to the same period in fiscal year 2010. This increase consisted of payroll and related costs and consulting fees of $260,000 and $209,000, respectively, as well as increases in depreciation and amortization and communication costs. When the Company ships and installs its PASSUR(R) Network Systems there is a reduction in cost of revenues due to the fact that the labor related costs for these processes is capitalized rather than expensed as a component of costs of revenue. Fewer systems were shipped and installed in the first quarter of fiscal year 2011 than in the same quarter of the previous fiscal year, which resulted in a $218,000 increase in cost of revenue as these corresponding costs were capitalized in the prior fiscal year. The increase in cost of revenues for the three months ended January 31, 2011 described above, was partially offset by an increase of $311,000 in the capitalization of software development costs during the three months ended January 31, 2011 as compared to the same period in fiscal year 2010, as these labor costs are otherwise generally classified as cost of revenue due to the fact that the Company's software developers also perform subscription and maintenance related duties. As of January 31, 2011, the Company has employed five additional software developers as compared to the same period in the prior fiscal year, and whose primary responsibilities are new software development.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 22

4. YOU DISCLOSE THAT YOU HAVE COMMITMENT LETTER FROM MR. GILBERT TO PROVIDE YOU WITH THE NECESSARY CONTINUING FINANCIAL SUPPORT THROUGH JANUARY 25, 2012 IF YOU ARE UNABLE TO MEET YOUR FINANCIAL OBLIGATIONS. TO THE EXTENT THAT THE COMMITMENT FROM MR. GILBERT IS IN WRITING, PLEASE ADVISE AS TO WHY IT HAS NOT BEEN FILED AS A MATERIAL CONTRACT PURSUANT TO ITEM 601 OF REGULATION S-K. PLEASE ALSO DISCLOSE IF THIS COMMITMENT HAS ANY LIMITS AND WHETHER MR. GILBERT, FOR ANY REASON, MAY WITHHOLD PROVIDING FINANCIAL SUPPORT UNDER THIS COMMITMENT. ADDITIONALLY, PLEASE DISCLOSE ANY CONDITIONS THAT MUST BE SATISFIED IN ORDER FOR THE COMPANY TO RECEIVE FINANCIAL SUPPORT FROM MR. GILBERT.

COMPANY RESPONSE:

The Company has filed Mr. Gilbert's commitment letter as exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended January 31, 2011.

In future filings of its reports on Form 10-K and Form 10-Q, the Company intends to disclose information regarding commitment limits and conditions, such as the following disclosure that was included in the Company's Form 10-Q for the quarterly period ended January 31, 2011:

Liquidity and Capital Resources

Additionally, if the Company's business plan does not generate sufficient cash flows from operations to meet the Company's operating cash requirements, the Company will attempt to obtain external financing, and if such external financing is not obtained, the Company has received an unconditional and irrevocable commitment from its significant shareholder and Chairman to receive the necessary continuing financial support to meet such obligations through March 14, 2012.

The Company has received a commitment from Mr. Gilbert, dated March 14, 2011, that if the Company, at any time, is unable to meet its obligations through March 14, 2012, Mr. Gilbert will provide the necessary continuing financial support to the Company in order for the Company to meet such obligations. The notes payable are currently due on November 1, 2011, however, Mr. Gilbert's commitment to financially support the company through March 14, 2012 effectively extends the due date of the notes payable, therefore, the notes payable have been classified on the Company's balance sheet as a long-term liability. Such commitment for financial support may be in the form of additional advances or loans to the Company, in addition to the deferral of principal and/or interest payments due on the existing loans, if deemed necessary. The notes are secured by the Company's assets.

5. NOTWITHSTANDING THE COMMITMENT FROM MR. GILBERT, PLEASE TELL US HOW YOU CONSIDERED DISCLOSING WHETHER YOUR CASH AND CASH RESOURCES WILL BE SUFFICIENT TO SUPPORT YOUR OPERATIONS FOR THE TWELVE-MONTH PERIOD FOLLOWING THE DATE OF THE FINANCIAL STATEMENTS. PLEASE REFER TO FCR 501.03.A.

COMPANY RESPONSE:

In future filings of its reports on Form 10-K and Form 10-Q, the Company will include disclosure with respect to sufficiency of cash and cash resources consistent with the disclosure included in the Form 10-Q for the period ended January 31, 2011. Such as the following disclosure that was included in the Company's Form 10-Q for the quarterly period ended January 31, 2011 below:

The Company believes that its liquidity is adequate to meet its operating and investment needs through at least October 31, 2011, and the Company does not anticipate borrowing additional funds from Mr. Gilbert during that period, although the Company has received a commitment from Mr. Gilbert to do so if the Company needs additional funds.

ITEM 11. EXECUTIVE COMPENSATION, PAGE 39 (INCORPORATED BY REFERENCE FROM DEFINITIVE PROXY STATEMENT FILED FEBRUARY 25, 2011)

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION PHILOSOPHY AND OBJECTIVES OF OUR EXECUTIVE COMPENSATION PROGRAM

ANALYSIS OF FISCAL YEAR 2010 COMPENSATION DECISIONS, PAGE 14

6. YOU DISCLOSE THAT YOUR COMPENSATION COMMITTEE DETERMINES ELIGIBILITY FOR ANNUAL SALARY INCREASES AND BONUS AWARDS FOR YOUR NAMED EXECUTIVES, WHICH ARE BASED UPON YOUR EVALUATION OF OVERALL PERFORMANCE, COMPENSATION LEVELS PROVIDED TO OTHER OF YOUR EXECUTIVES, AND YEARS OF SERVICE WITH YOU. IN FUTURE FILINGS, PLEASE ADDITIONALLY DISCLOSE THE SPECIFIC FACTORS THAT YOUR COMPENSATION COMMITTEE CONSIDERED IN DETERMINING TO AWARD MR. BARRY A BONUS OF $50,000. FOR EXAMPLE, PLEASE DESCRIBE THE SPECIFIC ANALYSIS OF MR. BARRY'S OVERALL PERFORMANCE THAT LED THE COMPENSATION COMMITTEE TO CONCLUDE THAT MR. BARRY SHOULD BE AWARDED A $50,000 BONUS IN FISCAL 2010 AND DESCRIBE WHY THE AMOUNT $50,000 WAS DETERMINED.

COMPANY RESPONSE:

In future filings of its annual report on Form 10-K (Incorporated by Reference from Definitive Proxy Statement to be filed), where applicable, the Company will include the following disclosure:

The factors that the Compensation Committee considered in granting Mr. Barry's bonus were his unique leadership role in obtaining a new contract for the Company, the overall revenue growth of the Company during the 2010 fiscal year, and Mr. Barry's overall compensation level as compared to other executives within the Company.

SUMMARY COMPENSATION TABLE, PAGE 15

7. WE NOTE THAT MS. JONAS RECEIVED A STOCK OPTION AWARD IN 2010 IN THE AMOUNT OF $236,000. IN FUTURE FILINGS, PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN IN DETAIL WHY MS. JONAS RECEIVED THIS STOCK OPTION AWARD AND HOW THE AMOUNT OF THIS STOCK OPTION AWARD WAS DETERMINED. PLEASE REFER TO ITEM 402(O) OF REGULATION S-K.

COMPANY RESPONSE:

In future filings of its annual report on Form 10-K (Incorporated by Reference from Definitive Proxy Statement to be filed), where applicable, the Company will include the following disclosure:

In fiscal year 2010, Ms. Jonas received a stock option award for 100,000 options with a grant date fair value of $236,000 upon joining the Company. The amount of this award is based on an overall compensation package designed to attract a senior executive to the Company.

8. IN FUTURE FILINGS, PLEASE DISCLOSE WHY, AS OF JUNE 15, 2010, YOU RAISED THE RETAINER YOU PAY TO MR. GILBERT FROM APPROXIMATELY $17,000 PER ANNUM TO $240,000 PER ANNUM. ADDITIONALLY, PLEASE DISCLOSE WHY MR. GILBERT IS PAID SUBSTANTIALLY MORE THAN ANY OTHER DIRECTOR. ALSO, REGARDING FOOTNOTE
      (1) OF THE FISCAL YEAR 2010 DIRECTOR'S COMPENSATION TABLE ON PAGE 18, PLEASE ADVISE HOW YOU CALCULATED THE $97,900 FIGURE.

COMPANY RESPONSE:

In future filings of its annual report on Form 10-K (Incorporated by Reference from Definitive Proxy Statement to be filed), where applicable, the Company will include the following disclosure:

As of June 15, 2010, the Company raised the retainer paid to Mr. Gilbert from approximately $17,000 per annum to $240,000 per annum, due to his substantial contributions to the Company, including assisting with respect to the Company's growth opportunities and customer relationships. The amount of Mr. Gilbert's retainer is greater than that of other directors due to this substantial participation. His compensation of $97,900 was calculated by adding the $17,000 per annum rate for almost two thirds of the fiscal year and the $240,000 per annum rate for the balance of the year.

9. WE NOTE THAT PETER L. BLOOM AND RICHARD L. HAVER RECEIVED STOCK OPTION AWARDS IN THE AMOUNTS OF $292,500 AND $79,300, RESPECTIVELY. IN FUTURE FILINGS, PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN IN DETAIL WHY MESSRS. BLOOM AND HAVER RECEIVED THESE STOCK OPTION AWARDS AND HOW THE AMOUNT OF THESES STOCK OPTION AWARDS WERE DETERMINED.

COMPANY RESPONSE:

In future filings of its annual report on Form 10-K (Incorporated by Reference from Definitive Proxy Statement to be filed), where applicable, the Company will include the following disclosures in separate footnotes to the Directors' Compensation Table:

Mr. Bloom Footnote:

Mr. Bloom was awarded stock options to purchase 30,000 shares of the Company's common stock upon joining the Board of Directors on December 10, 2009. The stock options vest ratably over a five-year period. In addition, on October 31, 2010, Mr. Bloom received stock options to purchase 100,000 shares of common stock for his role as Chairman of the Technology Advisory Committee, which vest ratably over a five-year period. The October grant was issued with an above market exercise price. The 30,000 stock option award was granted to Mr. Bloom pursuant to the Company's practice of granting stock options to a new director upon joining the Board of Directors.

Mr. Haver Footnote:

Mr. Haver was awarded stock options to purchase 30,000 shares of the Company's common stock upon joining the Board of Directors on October 8, 2010. The 30,000 stock option award was granted to Mr. Haver pursuant to the Company's practice of granting stock options to a new director upon joining the Board of Directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION POLICY, PAGE F-6

10. WE NOTE YOUR DISCLOSURE ON PAGE 20 THAT SOME OF YOUR PRODUCT SHIPPED IN FISCAL YEAR 2010 ALTHOUGH INSTALLATION WAS SCHEDULED TO OCCUR IN FISCAL YEAR 2011. PLEASE CLARIFY HOW THE DELAY IN INSTALLATION AFFECTED REVENUE RECOGNITION RELATED TO THESE SALES.

COMPANY RESPONSE:

In future filings of its reports on Form 10-K and Form 10-Q, the Company intends to clarify information regarding the timing of an installation of a PASSUR(R)
System:

PASSUR(R) Systems are fixed assets of the Company, rather than products sold, and therefore the timing of an installation does not affect revenue recognition. PASSUR(R) Systems provide live flight information to the Company's database which supports its business intelligence solutions. These installations include systems shipped in the current and previous fiscal year. Some units shipped in the current fiscal year are scheduled to be installed during fiscal year 2011. The shipped and installed PASSUR(R) Systems are capitalized as part of the Company-owned PASSUR(R) Network.

Only after a PASSUR(R) System has been installed and begins to deliver live flight information can the Company recognize subscription revenue. No revenue is generated from a PASSUR(R) Network System until it is installed and operating and a specific customer subscribes for flight information from that system.

NOTE 10. MAJOR CUSTOMERS, PAGE F-17

11. WE NOTE THAT TWO OF YOUR CUSTOMERS ACCOUNTED FOR 23% AND 22% OF TOTAL REVENUES FOR FISCAL YEARS 2010 AND 2009, RESPECTIVELY. PLEASE TELL US HOW YOU CONSIDERED DISCLOSING THE AMOUNT OF REVENUE, AS WELL AS ANY SIGNIFICANT ACCOUNTS RECEIVABLE BALANCES, ATTRIBUTABLE TO EACH CUSTOMER. PLEASE REFER TO ASC 280-10-50-42.

COMPANY RESPONSE:

The Company has refrained from disclosing the names of its 10% customers because it believes that such information is not material and disclosing the names would be a competitive disadvantage for the Company.

In future filings of its annual report on Form 10-K in which material details regarding major customer revenues are disclosed, as well as significant accounts receivable balances, the Company intends to include the following disclosure in accordance with ASC 280-10-50-42:

Two customers accounted for 23% and 22% of total revenues for fiscal years 2010 and 2009, respectively. One customer accounted for 12% of total revenues, or $1,313,000, and one customer accounted for 11% of total revenues, or $1,213,000, for fiscal year 2010. One customer accounted for 11% of total revenues, or $997,000, and one customer accounted for 10% of total revenues, or $907,000, for fiscal year 2009. There were no significant past due accounts receivable balances for these customers as of the fiscal year ended October 31, 2010.

As you requested in your letter dated March 11, 2011, we acknowledge the following:

o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any aspect of this letter with you further.

                               Sincerely,

                               /s/ Jeffrey P. Devaney
                               ----------------------
                               Jeffrey P. Devaney
                               Chief Financial Officer, Treasurer, and Secretary